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                          December 28, 2022

       Jon Niermann
       Chief Executive Officer
       Loop Media, Inc.
       700 N. Central Ave., Suite 430
       Glendale, CA 91203

                                                        Re: Loop Media, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 22,
2022
                                                            File No. 333-268957

       Dear Jon Niermann:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services